SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	June	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Interim Consolidated Financial Statements for the three month period ended March 31, 2011.

2	Management's Discussion and Analysis for the three month period ended March 31, 2011.

3	Canadian Form 52-109F2 - Certification of Interim Filings for the three month period ended March 31, 2011, by the Chief Executive Officer.

4	Canadian Form 52-109F2 - Certification of Interim Filings for the three month period ended March 31, 2011, by the Chief Financial Officer.

This report on Form 6-K is incorporated by reference into the registration statements on Forms F-1 (No. 333-108878), F-3 (Nos. 333-125380, 333-101583 and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

Crystallex International Corporation

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)

Crystallex International Corporation

Crystallex International Corporation Consolidated Statements of Financial Position – Unaudited (US$ thousands)

	March 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Assets
Current assets
Cash and cash equivalents	7,970	16,128	6,897
Restricted cash (Note 7)	-	-	4,688
Accounts receivable	1,146	1,042	1,877
Prepaid expenses, deposits and other assets	1,795	1,442	547
Equipment held for sale (Note 7)	27,500	-	3,180
	38,411	18,612	17,189
Non-current assets
Property, plant and equipment (Note 6)	-	33,200	39,203
Value-added taxes recoverable
(net of provision for recovery of $2,198 Dec 2010 - $nil and Jan 2010 - $nil)	-	-	1,736
Total assets	38,411	51,812	58,128

Liabilities
Current liabilities
Bank loan (Note 8)	1,628	930	-
Accounts payable and accrued liabilities	10,556	11,094	9,086
Promissory note (Note 9)	-	-	894
Demand loan (Note 10)	2,500	2,500	-
Notes payable (Note 11)	96,238	95,035	-
Warrants – derivative financial instruments (Note 14)	66	445	2,305
Current portion of asset retirement obligations (Note 12)	1,138	798	-
	112,126	110,802	12,285

Non-current liabilities
Asset retirement obligations (Note 12)	2,680	2,655	2,872
Notes payable (Note 11)	-	-	90,639
Total liabilities	114,806	113,457	105,796

Shareholders’ deficiency
Share capital (Note 13)	588,745	588,745	561,751
Contributed surplus	30,577	30,372	28,707
Deficit	(695,717)	(680,762)	(638,126)
Total deficit	(76,395)	(61,645)	(47,668)
Total liabilities and deficit	38,411	51,812	58,128
Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 21)
Subsequent events (Note 24)

(See accompanying notes to the interim consolidated financial statements)

Approved on behalf of the Board of Directors

// Robert Fung, Director	// Johan van ’t Hof, Director
Crystallex International Corporation

Consolidated Statements of Loss and Comprehensive Loss - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except per share data)

	2011 $	2010 $
(Expenses) income
General and administrative	(3,828)	(2,576)
Foreign currency exchange gain (loss)	223	(43)
Litigation	(20)	(143)
Write-down of property, plant and equipment (Note 6)	(6,396)	(3,610)
Provision for value-added taxes recoverable	(27)	-
Expenditure on Las Cristinas	(1,063)	-
Withdrawal costs related to Las Cristinas	(638)	-
	(11,749)	(6,372)

Finance income (Note 17)	402	1,223
Finance expense (Note 17)	(3,608)	(3,536)
Net finance expense	(3,206)	(2,313)

Loss before income taxes (Note 17)	(14,955)	(8,685)
Future income tax recovery (Note 17)	-	486
Net loss and comprehensive loss for the period	(14,955)	(8,199)

Loss per common share, basic and diluted (Note 16)	(0.04)	(0.03)

Weighted average number of common shares outstanding	364,817,719	294,817,719

(See accompanying notes to the interim consolidated financial statements)

Crystallex International Corporation
Consolidated Statements of Changes in Shareholders’ Deficiency (Unaudited)
(US$ thousands)

	Share capital $	Contributed surplus $	Deficit $	Total $
Balance – January 1, 2011	588,745	30,372	(680,762)	(61,645)

Net and comprehensive loss for the period	-	-	(14,955)	(14,955)
Stock - based compensation	-	205	-	205
Balance – March 31, 2011	588,745	30,577	(695,717)	(76,395)

Balance – January 1, 2010	561,751	28,707	(638,126)	(47,668)

Net and comprehensive loss for the period	-	-	(8,199)	(8,199)
Equity portion of demand loan	-	200	-	200
Stock - based compensation	-	38	-	38
Balance – March 31, 2010	561,751	28,945	(646,325)	(55,629)

 (See accompanying notes to the interim consolidated financial statements)

Crystallex International Corporation
Consolidated Statements of Cash Flows – Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands)

	2011 $	2010 $
Cash flow provided by (used in)

Operating activities
Net loss for the period	(14,955)	(8,199)
Items not affecting cash:
Write-down of property, plant and equipment	6,396	3,610
Interest accretion	1,203	1,151
Future income tax recovery	-	(486)
Stock-based compensation	205	38
Increase in asset retirement obligations	340	-
Accretion of asset retirement obligations	25	14
Gain on revaluation of warrants	(379)	(1,214)
Provision for value-added taxes recoverable	27	-
Unrealized gain on translation of future income taxes	-	(40)
Unrealized foreign currency exchange (gain) loss	(136)	214
Change in non-cash working capital:
(Increase) decrease in accounts receivable	(115)	821
(Increase) decrease in prepaid expenses, deposits and other assets	(486)	7
Increase (decrease) in accounts payable and accrued liabilities	1,328	(2,490)
Net cash used in operating activities	(6,547)	(6,574)

Investing activities
Investment in property, plant and equipment	(2,437)	(3,247)
Net cash used in investing activities	(2,437)	(3,247)

Financing activities
Decrease in restricted cash	-	4,688
Proceeds from demand loan	-	2,500
Proceeds from bank loan	698	-
Net cash generated in financing activities	698	7,188

Decrease in cash and cash equivalents	(8,286)	(2,633)
Effects of exchange rate changes on cash and cash equivalents	128	(1)
Cash and cash equivalents - beginning of period	16,128	6,897
Cash and cash equivalents - end of period	7,970	4,263

Supplemental disclosures with respect to cash flows (Note 18)

(See accompanying notes to the consolidated financial statements)

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

1.	Nature of operations and going concern

Crystallex International Corporation (“Crystallex” or the “Company”) is a Canadian-based company, with a record of acquiring, exploring, developing and operating mining properties. The Company is domiciled in Canada with a registered office at 8 King Street East, Suite 1201, Toronto, Ontario, Canada, M5C 1B5. The Company is listed on the Toronto Stock Exchange (Symbol: KRY).

The Company’s principal focus since 2002 was the exploration and development of the Las Cristinas gold properties (the “Las Cristinas Project”) located in Bolivar State in south-eastern Venezuela. Crystallex entered into a Mine Operating Contract (the “MOC”) in September 2002 with the Corporación Venezolana de Guayana (the “CVG”). The MOC granted Crystallex exclusive rights to develop and operate the Las Cristinas Project. Following the issuance of the MOC, the Company worked to bring the Las Cristinas Project to a “shovel ready” state. The Company completed all of the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”), while maintaining compliance with the terms of the MOC. Notwithstanding the Company’s fulfillment of the requisite conditions, Venezuela’s approval of the Environmental Impact Study and assurances that the Permit would be issued, in April 2008 MinAmb denied the Company’s request for the Permit.

On November 24, 2008, Crystallex wrote to the Venezuelan Minister of Mines to notify it of a dispute under the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). Subsequently, CVG unilaterally terminated the MOC on February 3, 2011, despite having confirmed the validity of the MOC in August 2010.

On February 16, 2011, the Company filed a Request for Arbitration against Venezuela before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) pursuant to the Treaty. On March 9, 2011, the Request for Arbitration was registered by ICSID.

Crystallex claims that Venezuela breached the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. Crystallex is seeking the restitution by Venezuela of its investments, including the MOC, and the issuance ot the Permit and compensation for interim losses suffered, or, alternatively full compensation for the value of its investments in an amount is excess of US$3.8 billion.

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business as they become due. Management has considered all available information in assessing the Company’s ability to continue as a going concern for the foreseeable future, which is at least, but is not limited to, twelve months from the balance sheet date.

As at March 31, 2011, the Company had negative working capital of $73,715, including cash and cash equivalents of $7,970. Management estimates that the existing cash and cash equivalents, without additional sources of financing, will not be sufficient to meet the Company’s obligations and budgeted expenditures during 2011 including the July 15, 2011 semi-annual interest payment and the principal amount of the $100,000 notes payable (the “Notes”) due on December 23, 2011.

Management commenced a process to sell the Company’s remaining mining and milling equipment. Subsequent to March 31, 2011, the Company concluded the carrying value exceeded the realizable value of the equipment and a write-down was recorded. If the equipment is sold for the proceeds approximating the carrying value, management projects that sales proceeds would be sufficient to fund ongoing activities, including the July interest payment, up to December 2011 when the Notes are due. There are, however, no

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

1.	Nature of operations and going concern (continued)

assurances that the sale process will be successful and, if it is successful, there are no assurances as to the amount or timing of any potential proceeds.

The Company is in discussions with the Noteholders to restructure the Notes. There are no assurances that such discussions will be successful, and if the Company is not successful in this initiative, then the Company will need to raise substantial additional funds to repay the Notes which could result in further dilution.  Despite the financings that have been completed by the Company, it has limited access to financial resources as a direct result of the unilateral cancellation of the MOC and there is no assurance that sufficient additional financing will be available to the Company on acceptable terms, or at all, as a consequence of the Government of Venezuela’s conduct.  Failure to restructure the Notes or obtain such additional financing could result in the Company defaulting on its debt repayments.

These material uncertainties raise substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, as to the appropriateness of the use of accounting principles applicable to a going concern. The Company may be unable to realize its assets or discharge its liabilities in the normal course of business.

These interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. Subject to certain transition elections disclosed in Note 4, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of June 9, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS, that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

3.	Significant accounting policies

The significant accounting policies used in the preparation of these interim consolidated financial statements, following the adoption of IFRS, are described below:

Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial assets and liabilities to fair value, including derivative instruments.

Estimates and uncertainties

The preparation of financial statements in conformity with IFRS requires management to make estimates judgements and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those estimates, and those differences could be material.

In addition to the appropriateness of the assumption of using the going concern basis of accounting, significant estimates used include those relating to the net realizable value of mining equipment, value-added taxes recoverable and payable in Venezuela, tax provisions, carrying value of asset retirement obligations, and the fair values of stock options and warrants.

Consolidation

The financial statements of the Company consolidate the accounts of Crystallex International Corporation and its subsidiaries. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Subsidiaries are those entities which Crystallex International Corporation controls by having the power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which control is obtained by Crystallex International Corporation and are deconsolidated from the date that control ceases.

Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries in the Crystallex International Corporation group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company has determined that the United States dollar (“US$”) is the functional currency of the parent and each of its subsidiaries.

The interim consolidated financial statements are presented in US$.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of loss and comprehensive loss.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

3.	Significant accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

Restricted cash

Restricted cash is cash which is not available, by agreement, for general operating purposes.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i)
Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of loss and comprehensive loss. Gains and losses arising from changes in fair value are presented in the statement of loss and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current. Equipment held for sale and Canadian denominated warrants have been classified at fair value through profit and loss.

(ii)
Loans and receivables: Loans and receivables including restricted cash and deposits are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. Cash and cash equivalents, restricted cash and accounts receivable and deposits have been classified as loans and receivables.

(iii)
Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable, bank debt, promissory notes, demand loans, notes payable and long-term debt. Accounts payable are initially recognized at the amount required to be paid less, when material, a discount to reduce payables to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

(iv)
Derivative financial instruments: The Company has issued warrants that are treated as derivative liabilities. All derivatives have been classified as held for trading, are included on the balance sheet within warrants or other liabilities and are classified as current or non-current based on contractual terms specific to the instrument. Gains and losses on re-measurement are included in interest and other income in the case of warrants.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

3.	Significant accounting policies (continued)

Impairment of financial assets: At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized costs: The loss is the difference between the amortized costs of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized costs are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the statement of loss and comprehensive loss.

Mineral properties and deferred exploration and development expenditures

Mineral exploration and evaluation costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be impairment in value.  Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced.  Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined.  Once a mine has achieved commercial production, mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Impairment of non-financial assets

Property, plant and equipment and other non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to a periodic impairment test. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGU’s). The recoverable amount is the higher of a CGU’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

3.	Significant accounting policies (continued)

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as interest expense in the statement of loss and comprehensive loss in the period in which they are incurred.

Asset retirement obligations and provisions

Provisions for environmental restoration, where applicable, are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Estimated environmental provisions, comprising rehabilitation and mine closure, are based on the Company’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognized as and when the environmental liability arises and is re-evaluated annually. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognized is classified, as interest expense.

Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value using a pre-tax rate that reflects current market measurements of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Stock-based compensation

The Company recognizes compensation expense for stock options based on the estimated fair value at the grant date using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective option. In estimating fair value, management is required to make certain assumptions and estimates regarding such items as the life of options, volatility and forfeiture rates. Changes in the assumptions used to estimate fair value could result in materially different results.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect to previous years.

Deferred tax is accounted for using the liability method whereby deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the interim consolidated financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the asset can be recovered. Deferred income tax assets and liabilities are presented as non-current.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

3.	Significant accounting policies (continued)

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Loss per share

Basic loss per share (“LPS”) is calculated by dividing the net loss for the period attributable to equity owners of Crystallex International Corporation by the weighted average number of common shares outstanding during the period.

Diluted LPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

Accounting standards issued but not yet applied

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”).

This standard was issued in November 2009 and it addresses the classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

International Financial Reporting Standard 13, Fair Value Measurements (“IFRS 13”)

IFRS 13, Fair Value Measurements, defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specific circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 13 on its financial results and financial position.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

4.	Transition to IFRS

The accounting policies in Note 3 have been applied in preparing these consolidated interim financial statements for the three month period ended March 31, 2010, the financial statements for the year ended December 31, 2010 and the preparation of an opening IFRS balance sheet on the Transition Date, January 1, 2010.

The effect of the Company’s transition to IFRS, described in Note 2, is summarized as follows:

	(i)	Transition elections
	(ii)	Reconciliation of shareholders’ deficiency as previously reported under Canadian GAAP to IFRS
	(iii)	Reconciliation of consolidated statements of loss and comprehensive loss as previously reported under Canadian GAAP to IFRS
	(iv)	Explanatory notes

(i) Transition elections

The Company has applied the following transition elections and exemptions to full retrospective application of IFRS:

As described in
Note 4(iv)

	Cumulative translation adjustment	(a)
	Asset retirement obligations	(d)
	Business combinations	(f)
	Stock-based compensation	(g)
	Borrowing costs	(h)

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

4.	Transition to IFRS (continued)

	(ii)	Reconciliation of shareholders’ deficiency as previously reported under Canadian GAAP to IFRS

		December 31, 2010			March 31, 2010			January 1, 2010
		Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
Assets	4 (iv)
Current assets
Cash and cash equivalents		16,128	-	16,128	4,263	-	4,263	6,897	-	6,897
Restricted cash					-		-	4,688		4,688
Accounts receivable	c	108	934	1,042	75	918	993	780	1,097	1,877
Prepaid expenses, deposits and other assets	c	1,435	7	1,442	534	6	540	515	32	547
Equipment held for sale		-	-	-	3,180	-	3.180	3,180	-	3,180
Discontinued operations	c	941	(941)	-	924	(924)	-	1,129	(1,129)	-
		18,612	-	18,612	8,976	-	8,976	17,189	-	17,189

Non-current assets
Property, plant and equipment		33,200	-	33,200	39,203	-	39,203	39,203	-	39,203
Value-added taxes recoverable		-	-	-	1,598	-	1,598	1,736	-	1,736
		51,812	-	51,812	49,777	-	49,777	58,128	-	58,128

Liabilities
Current liabilities
Accounts payable and accrued liabilities	c	9,528	1,566	11,094	5,440	1,004	6,444	8,043	1,043	9,086
Notes payable		95,035	-	95,035
Promissory note		-	-	-	894	-	894	894	-	894
Bank loan		930	-	930
Demand loan		2,500	-	2,500	2,386	-	2,386	-	-	-
Warrants	b	-	445	445	-	1,091	1,091	-	2,305	2,305
Current portion of asset retirement obligation	d	-	798	798	-	798	798	-	-	-
Discontinued operations	c	2,364	(2,364)	-	1,003	(1,003)	-	1,043	(1,043)	-
		110,357	445	110,802	9,723	1,890	11,613	9,980	2,305	12,285

Non-current liabilities
Notes payable		-	-	-	91,704	-	91,704	90,639	-	90,639
Asset retirement obligation	c	-	2,655	2,655	-	-	-	-	2,872	2,872
Discontinued operations	c	2,081	(2,081)	-	2,217	(129)	2,088	2,217	(2,217)	-
		112,438	1,019	113,457	103,644	1,761	105,405	102,836	2,960	105,796

Shareholders’ deficiency
Share capital		588,745	-	588,745	561,751	-	561,751	561,751	-	561,751
Contributed surplus	b	40,643	(10,271)	30,372	35,604	(6,659)	28,946	35,366	(6,659)	28,707
Accumulated other comprehensive income	a	11,959	(11,959)	-	11,959	(11,959)	-	11,959	(11,959)	-
Deficit	a/ b	(701,973)	21,211	(680,762)	(663,181)	16,857	(646,325)	(653,784)	15,658	(638,126)
		(60,626)	(1,019)	(61,645)	(53,867)	(1,761)	(55,628)	(44,708)	(2,960)	(47,668)
		51,812	-	51,812	49,777	-	49,777	58,128	-	58,128

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

4.	Transition to IFRS (continued)

	(ii)	Reconciliation of shareholders’ deficiency as previously reported under Canadian GAAP to IFRS

		Dec 31, 2010	Mar 31, 2010	Jan 1, 2010
		$	$	$
Deficit	4 (iv)
Deficit as reported under Canadian GAAP		(701,973)	(663,181)	(653,784)

Cumulative translation adjustment	a	11,959	11,959	11,959
Revaluation of warrants	b	9,826	5,568	4,354
Asset retirement obligation	d	(574)	(671)	(655)
Deficit as reported under IFRS		(680,762)	(646,325)	(638,126)

As described in
Note 4 (iv)
(a)	Cumulative translation adjustment
(b)	Warrants
(c)	Discontinued operations
(d)	Asset retirement obligations

(iii)	Reconciliation of consolidated statements of loss and comprehensive loss as previously reported under Canadian GAAP to IFRS

		Year ended December 31, 2010			Three months ended March 31, 2010
	4 (iv)	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
(Expenses) income
General and administrative	c	(12,187)	(2,399)	(14,586)	(2,172)	(404)	(2,576)
Litigation expenses		319	-	319	(143)	-	(143)
Foreign currency exchange gain (loss)	c	949	342	1,291	(22)	(21)	(43)
Write-down of property, plant and equipment		(18,929)	-	(18,929)	(3,610)	-	(3,610)
Provision for value-added taxes recoverable		(2,171)	-	(2,171)	-	-	-
		(32,019)	(2,057)	(34,076)	(5,947)	(425)	(6,372)

Finance income	b	79	5,472	5,551	9	1,214	1,223
Finance expense	d	(14,111)	-	(14,111)	(3,522)	(14)	(3,536)
Net interest expense		(14,032)	5,472	(8,560)	(3,513)	1,200	(2,313)

Loss before income taxes		(46,051)	3,415	(42,636)	(9,460)	775	(8,685)
Future income tax recovery		-	-	-	486	-	486
Loss from continuing operations		(46,051)	3,415	(42,636)	(8,974)	775	(8,199)
Loss from discontinued operations		(2,138)	2,138	-	(423)	423	-
Net loss and comprehensive loss		(48,189)	5,553	(42,636)	(9,397)	1,198	(8,199)

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

4.	Transition to IFRS (continued)

	(iv)	Explanatory notes:

a)
In accordance with IFRS transitional provisions, the Company has elected to reset the cumulative translation adjustment account, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS. Accumulated other comprehensive income has been decreased and deficit has been decreased by $11,959.

b)
The warrants entitle the holder to acquire a fixed number of common shares for a fixed Canadian dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of loss and comprehensive loss as they arise. The Company has recorded these changes in interest and other income in the statement of loss and comprehensive loss.

Under Canadian GAAP, the warrants were classified as equity and changes in fair value were not recognized. This change in accounting increased liabilities at January 1, 2010 by $2,305, March 31, 2010 by $1,091 and December 31, 2010 by $445, reduced contributed surplus at January 1, 2010 by $6,659, March 31, 2010 by $6,659 and December 31, 2010 by $10,271 and reduced the deficit at January 1, 2010 by $4,354, at March 31, 2010 by $5,568 and December 31, 2010 by $9,826.

		c)	Discontinued operations:

The determination and classification of discontinued operations under IFRS differs from the treatment applicable under Canadian GAAP and as a result the closure of the El Callao operations are no longer classified as discontinued operations. Accordingly, the asset, liability and expenditure accounts, previously reported as discontinued operations have now been included with the appropriate asset, liability and expenditure items in the financial statements, as the former operations at El Callao are not considered to be discontinued operations under IFRS.

		d)	Asset retirement obligation (see also Note 12):

The Company elected to take the exemption from full retroactive application of IFRS to asset retirement obligations on the transition date. IAS 37 requires the use of management’s best estimate of the Company’s cash outflows, rather than fair value measurement on initial recognition under Canadian GAAP, and requires provisions to be updated at cash balance sheet date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP requires the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.

		e)	Adjustment to the statement of cash flows:

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

		f)	Business combinations:

The Company may elect under IFRS 1 to retrospectively apply IFRS 3 Business Contributions or to not restate business combinations prior to a selected date chosen by the Company. The Company has applied the business combinations exemption in IFRS 1. Hence, it has not restated any business combinations that took place prior to January 1, 2010.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

4.	Transition to IFRS (continued)

	g)	Stock-based compensation:

In accordance with IFRS transitional provisions, the Company has elected to apply the exemption from full retrospective application of IFRS 2 share-based payments with respect to unvested share options granted to directors, employees and others prior to transition. On review of the Company’s practices and transactions, no adjustments were required.

	h)	Borrowing costs:

The Company may apply the transitional provisions to IAS 23 Borrowing Costs from the later of January 1, 2009 or transition date. The optional exemption applies to all qualifying assets measured at cost. Alternatively, the Company may elect IAS 23 from an earlier date and capitalize borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after that date. The Company has chosen January 1, 2010 as the commencement date for capitalization.

5.	Venezuelan operations

In the third quarter of 2007, Crystallex changed the rate it used to translate its Venezuelan subsidiaries’ transactions and balances from the official exchange rate of 2.15 Venezuelan bolivar fuerte (“BsF”) to 1 US dollar, to the parallel exchange rate.  This was done due to the increasing spread between the official exchange rate and the parallel exchange rate, and the Company’s inability to access the official rate.

The Venezuelan subsidiaries have a US dollar functional currency. As a result of the US dollar functional currency, monetary assets and liabilities denominated in BsF generate gains or losses for changes in value associated with foreign currency exchange rate fluctuations against the US dollar.

On January 11, 2010, the Venezuelan government devalued the BsF and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 BsF per US dollar to 2.60 for essential goods and 4.30 for non-essential goods and services.

On May 17, 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market.  Therefore, continued use of the parallel rate to translate BsF denominated transactions is no longer acceptable.

On June 9, 2010, the Venezuelan government enacted additional reforms to its exchange control regulations and introduced a newly regulated foreign currency exchange system; Sistema de Transacciones con Titulos en Moneda Extranjera (“SITME”), which is controlled by the Central Bank of Venezuela (“BCV”). The SITME imposes volume restrictions on the conversion of BsF to US dollar (and vice versa), currently limiting such activity to a maximum equivalent of $350 thousand per month.

As a result of the enactment of the reforms to the exchange control regulations, the Venezuelan subsidiaries did not meet the requirements to use the SITME to convert US dollars to BsF as at June 30, 2010. Accordingly, the Company changed the rate used to re-measure BsF-denominated transactions from the parallel exchange rate to the official rate specified by the BCV, which was fixed at 4.30 BsF per US dollar effective June 30, 2010.

Venezuelan subsidiaries had approximately $2,622 of net monetary liabilities denominated in BsF as at March 31, 2011. For every $1,000 of net monetary liabilities denominated in BsF, a 15% increase/(decrease) in the foreign currency exchange rate would increase/(decrease) the Company’s loss by approximately $150.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

6.	Property, plant and equipment

			March 31, 2011
	Mining Equipment		Mineral Properties	Total
	$		$	$
Cost
Balance at beginning of period		40,197	309,609		349,806
Additions		-	696		696
Balance at March 31, 2011		40,197	310,305		350,502

Write-down
Balance beginning of year		6,997	309,609		316,606
Additions		5,700	696		6,396
Balance at March 31, 2011		12,697	310,305		323,002
		27,500	-		27,500
Reclassification to equipment
held for sale		(27,500)	-		(27,500)
Net book value March 31, 2011		-	-		-

			December 31, 2010
	Mining Equipment		Mineral Properties	Total
	$		$	$
Cost
Balance at beginning of year		39,203	297,069		336,272
Additions		-	12,540		12,540
Reclassification from equipment
held for sale		994	-		994
Balance at December 31, 2010		40,197	309,609		349,806

Write-down
Balance beginning of year		-	297,069		297,069
Additions		6,389	12,540		18,929
Reclassification from equipment
held for sale		608	-		608
Balance at December 31, 2010		6,997	309,609		316,606
Net book value December 31, 2010		33,200	-		33,200
			January 1, 2010
Net book value January 1, 2010		39,203	-		39,203

On December 31, 2009, the Company assessed the Las Cristinas Project for impairment and concluded that, despite its continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, a non-cash write-down of the carrying value should be recorded as at December 31, 2009 based on certain impairment triggers noted including, but not limited to, the permitting delays described in Note 1.  The Company determined that, among other things, the uncertainty regarding the Permit had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project and on recoverability of the carrying value of the asset. Accordingly, the Company recorded a non-cash write-down of $297,069 as at December 31, 2009 relating to all mineral property costs, except the carrying value of the remaining mining equipment.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

6.	Property, plant and equipment (continued)

The Company conducted similar impairment assessments as at the end of each quarter in 2010 and for similar reasons to those indicated above; the Company recorded additional non-cash write-downs totalling $12,540 of which $3,610 relate to the quarter ended March 31, 2010.

In February of 2011, the Company ceased capitalization of expenditures on Las Cristinas due to the termination of the MOC. For January 2011, a final impairment assessment resulted in a non-cash write-down of $696.

Subsequent to the termination of the MOC, all costs related to Las Cristinas are recorded in expense.

7.	Equipment held for sale

During 2009, the Company sold mining equipment for net proceeds of $12,361 from which $4,688 was restricted to pay the scheduled January 15, 2010 interest obligation on the Notes described in Note 11.

As at December 31, 2009, the Company was in the process of selling additional mining equipment with a net book value of $4,416 and recorded a write-down of $1,236 based on estimated fair value less cost to sell of $3,180. In December 2009, the Company received an advance of $894 from the auctioneer who subsequently sold the majority of this equipment in April 2010 for $2,794. The Company issued to the auctioneer a demand promissory note for $894 bearing interest at the Bank of America, Australia, Bank Bill buying semi-annual rate plus 4%, which was secured by the underlying equipment. The Company repaid the promissory note and related interest charges from the auction proceeds.

In June 2010, the Company decided not to proceed further with the sale of equipment with a net book value of $386 (cost of $994 less write-down of $608) which was reallocated to mining equipment prior to the write-down recorded at December 31, 2010.

As a result of the termination of the MOC, the Company also assessed the mine equipment for recoverability at December 31, 2010 and recorded an impairment charge of $6,389 related to its mining equipment. Fair value was determined based on a range of estimated future net cash flows expected to arise from the future sale of the mine equipment, on the basis that this represents management’s likely course of action.

During the quarter ended March 31, 2011, the Company began the process of selling its remaining mining equipment. At March 31, 2011, the Company took a write-down of $5,700 and reduced the estimated net realizable value of the equipment to $27,500.

8.	Bank loan

At March 31, 2011, the Company’s Venezuelan Branch had a bank loan of approximately $1,628 (December 2010: $930 and January 1, 2010: $nil) to fund operations, which the Company uses in connection with the conversion of U.S. funds into BsF in Venezuela on a timely basis. This demand bank loan bears interest at 19% per annum and is secured by cash collateral.

	March 31,	Dec 31,
	2011	2010
Opening balance	$930	$-
Increase	1,628	2,953
Repayments	(930)	(2,023)
Closing balance	$1,628	$930

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

9.	Promissory note

	March 31,	Dec 31,
	2011	2010
Opening balance	$-	$894
Repayments	-	(894)
Closing balance	$-	$-

10.	Demand loan

In early 2010, the Company commenced negotiations with China Railway Resources Group Co. Ltd. (“CRRC”) to create a strategic partnership for the development of Las Cristinas. The proposed transaction was never completed. During these negotiations, CRRC loaned Crystallex $2,500, which is repayable on demand and ranks subordinate to the Notes described in Note 11. At the time of the loan advance, it was contemplated that, upon closing of the proposed transaction with CRRC, the loan would be convertible at the option of CRRC into common shares of Crystallex at a price of Cdn$0.40 per common share of Crystallex. The conversion feature of the loan was ascribed a fair value of $200 using the Black-Scholes option pricing model and recorded as contributed surplus. The residual liability component of the loan of $2,300 was accreted up to its face value using the effective interest method, and, accordingly, interest accretion of $200 was recorded during the year ended December 31, 2010 as a component of interest expense. The conversion feature of this loan has been terminated on the basis that no strategic partnership was reached with CCRC.

	March 31,	Dec 31,
	2011	2010
Opening balance	$2,500	$-
Increase	-	2,500
Closing balance	$2,500	$2,500

11.	Notes payable

In conjunction with a unit offering on December 23, 2004, the Company issued $100,000 of senior unsecured Notes with a coupon rate of 9.375%, due on December 23, 2011, for net proceeds of $75,015 after expenses and equity allocation.  Interest is payable semi-annually on January 15 and July 15 of each year, beginning on July 15, 2005.  The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.  In addition, the Company may be required to redeem the Notes for cash if there is a change in control in the Company where the acquirer’s debt rating is below the debt rating of the Company before or after the change in control, or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.  The Company may also redeem the Notes, in whole but not in part, for cash at its option if there is a change in the applicable Canadian withholding tax legislation. As described in Note 21, the Company successfully defended against an action brought by Noteholders relating to a project change in control.

The initial carrying value of the Notes was derived from a unit structure that contained both a Note and a share component.  As a result, the share component was determined based on the fair value of the common shares issued with the unit offering, calculated at $21,450 with $78,550 being the discounted fair value of the Notes.  The discounted fair value of the Notes, net of expenses, is accreted up to the face value of the Notes using the effective interest method over its seven-year term, with the resulting charge recorded to interest expense. Interest accretion of $1,203 on the Notes was recorded during the three months ended March 31, 2011 as a component of interest expense.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

11.	Notes payable (continued)

The movement of the promissory note during the three months ended March 31 is as follows:

	March 31,	Dec 31,
	2011	2010
Opening balance at January 1	$95,035	$90,639
Accretion	1,078	3,796
Amortization of financing fees	125	600
Closing balance	$96,238	$95,035

12.	Asset retirement obligations

Asset retirement obligations relate to environmental rehabilitation costs associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset. Reclamation obligations on the Company’s mineral properties or previous mineral properties are recorded as an environmental rehabilitation provision. These include the removal of residual materials and remediation of disturbed areas. These estimated costs are provided for in the accounting period when the obligation from related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the present value of estimated future costs. The costs are estimated based on mine closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at fair value.

The movement of the asset retirement obligations during the three month period ended March 31, is as follows:

Asset retirement obligations are as follows:

	March 31		December 31
	2011		2010

Asset retirement obligations, beginning of year	$3,453		$2,872
Reclamation expenditures	-		(233)
Accretion expense	25		58
Revision in estimated cash flows	340	(a)	756
Asset retirement obligations, end of period	3,818		3,453
Less current portion	1,138		798
	$2,680		$2,655

(a)
In the quarter ended March 31, 2011, the Company identified additional obligations associated with the reforestation of 3 hectares on the Las Cristinas site. The Las Cristinas concessions consist of 3,885 hectares.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

13.	Share capital

Authorized

Unlimited common shares, no par value
Unlimited Class A preference shares, no par value
Unlimited Class B preference shares, no par value

Issued

	Number of	Amount
	Shares	$

Balance January 1, 2010 and
March 31, 2010	294,817,719	561,751

Public offering, June 30, 2010	70,000,000	26,994

Balance December 31, 2010 and
March 31, 2011	364,817,719	588,745

Financing transaction

On June 30, 2010, the Company completed a public offering of 70 million units at Cdn $0.50 per unit for gross proceeds of Cdn $35.0 million (US$ 33.0 million).

Each unit consisted of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of the Company at an exercise price of Cdn $0.70 expiring June 30, 2011.

The net proceeds received by the Company, after payment of issuance costs of $2,396, was $30,605, of which $26,994 was recorded as share capital and $3,611 was recorded as contributed surplus.

Shareholder rights plan

On June 24, 2009, the shareholders of the Company approved the continuation of the Company’s shareholder rights plan (the “Rights Plan”), which was previously approved on October 30, 2006. The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire at the close of the Company’s annual meeting in 2016. The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any takeover bid for the Company and to provide the board of directors and shareholders with sufficient time to fully consider any unsolicited takeover bid. The Rights Plan also provides the board of directors with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a takeover bid.

Pursuant to the Rights Plan, one right (a “Right”) is attached to each outstanding common share of the Company held by shareholders of record at the close of business on the record date. The Rights will separate from the common shares at the time that is the close of business on the eighth trading day (or such later day as determined by the board of directors of the Company) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the common shares of the Company by any person other than in accordance with the terms of the Rights Plan.

In order to constitute a permitted bid, an offer must be made in compliance with the Rights Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further period of ten business days.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

14.	Warrants

Common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Number of
Exercise price		warrants
March 31, 2011	December 31, 2010	(thousands)
$0.72 (Cdn$0.70)	$0.70 (Cdn$0.70)	35,000(a)
$0.31 (Cdn$0.30)	$0.30 (Cdn$0.30)	3,000(b)
$3.09 (Cdn$3.00)	$3.02 (Cdn$3.00)	16,445(c)
$4.25	$4.25	12,250(d)
66,695

Number of
Exercise	warrants
January 1, 2010	(thousands)
$0.29 (Cdn$0.30)	3,000(b)
$2.87 (Cdn$3.00)	16,445(c)
$4.25	12,250(d)
31,695

a)	These warrants expire on June 30, 2011.
b)	These warrants expire on April 23, 2012.
c)	These warrants expire six months following the date that is 45 days following the receipt of the Permit for the Company’s Las Cristinas Project.
d)	These warrants become exercisable for an 18-month period commencing on the date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas Project.

Derivative liability (see also Note 4 iv (b))

Under IFRS, warrants with an exercise price in a currency other than the functional currency are to be recorded as a derivative liability and carried at fair value. The liability is re-measured at each reporting date with the change in value recorded as a financing cost included in interest and other income in the interim consolidated statement of loss and comprehensive loss.

The change in the derivative liability for the three month period ended March 31, 2011 is as follows:

Warrants	Issued	Fair Value at Dec 31, 2010	Issued	Mark to market adjustments	Fair value at March 31, 2011
Cdn$0.70	35,000	35	-	35	-
Cdn$0.30	3,000	410	-	344	66
Cdn$3.00	16,445	-	-	-	-
	54,445	445	-	379	66

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

14.	Warrants (continued)

The change in the derivative liability for the year ended December 31, 2010 is as follows:

Warrants	Issued	Fair Value at Jan 1, 2010	Issued	Mark to market adjustments	Fair value at Dec 31, 2010
Cdn$0.70	-	-	3,611	3,576	35
Cdn$0.30	3,000	860	-	450	410
Cdn$3.00	16,445	1,445	-	1,445	-
	19,445	2,305	3,611	5,471	445

15.	Stock Options

Effective June 24, 2009, shareholders of the Company approved a Fixed Share Option Plan (the “New Plan”), which provides for the granting of a maximum 8,000,000 stock options to acquire common shares of the Company to executive officers, directors, employees and service providers of the Company. Under the New Plan, the exercise price of each stock option cannot be less than the closing price of the Company’s common shares on the Toronto Stock Exchange, on the trading day immediately preceding the date of the grant.  Stock options have a life of up to ten years and may vest immediately, or over periods ranging from one year to three years.  In addition, the directors of the Company may permit an optionee to elect to receive without payment by the optionee of any additional consideration, common shares equal to the value of stock options surrendered.

Effective June 23, 2010, shareholders of the Company approved an increase in the number of stock options in the New Plan, authorizing an additional 5,000,000 stock options to acquire common shares of the Company to executive officers, directors, employees and service providers of the Company. As at March 31, 2011, 11,077,900 stock options were granted under the New Plan.

Prior to June 25, 2008, the Company had a rolling stock option plan (the “Old Plan”), which provided for the granting of stock options to acquire common shares of the Company equal to 10% of the issued and outstanding common shares from time to time, and had characteristics similar to the New Plan. Effective June 24, 2008, the Company ceased to grant stock options under the Old Plan and no additional stock options are available for grant under the Old Plan.

As at March 31, 2011, stock options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding stock options			Exercisable stock options
		Weighted average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	of stock options	life	price	exercisable	price
(Cdn$)	(thousands)	(years)	(Cdn$)	(thousands)	(Cdn$)

$0.24	6,175	6.19	0.24	6,175	0.24
$0.45	4,903	7.45	0.45	4,903	0.45
$1.90 to $2.60	2,349	1.13	2.22	2,349	2.22
$3.00 to $3.57	2,653	3.23	3.14	2,653	3.13
$4.05 to $4.87	2,292	3.15	4.43	2,217	4.44
	18,372	5.07	1.49	18,297	1.48

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

15.	Stock Options (continued)

A summary of the outstanding stock options as at March 31 and changes during each of the three months then ended are as follows:

		Three months ended March 31
		2011		2010
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price	of options	price
	(thousands)	(Cdn$)	(thousands)	(Cdn$)
Balance, beginning of period	18,397	1.49	15,254	3.14
Expired or forfeited	25	-	(133)	3.67
Balance, end of period	18,372	1.49	15,121	1.92

16.	Loss per share

Basic loss per share is calculated by dividing the net loss for the period attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the period:

	Three months ended March 31
	2011	2010
Loss for the period:	$(14,955)	$(8,199)
Weighted average number of outstanding shares	364,817,719	294,817,719
Basic and diluted (loss) per common share	$(0.04)	$(0.03)

Diluted loss per share equals basic loss per share as, due to losses incurred in both periods, there is no dilutive effect from outstanding options and warrants.

17.	Finance income and expense

During the period, the Company earned and expensed the following:

	March 31, 2011 $	March 31, 2010 $
Unrealized gain on revaluation of warrants	379	1,214
Other finance income	23	9
Finance income	402	1,223

Accretion of asset retirement obligation	(25)	(14)
Interest on notes payable	(3,546)	(3,418)
Other finance expense	(37)	(104)
Finance expense	(3,608)	(3,536)
Net finance expense	(3,206)	(2,313)

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

18.	Supplemental disclosures with respect to cash flows

Cash paid during the three month period ended March 31:

	2011	2010
For interest	$4,688	$4,688
For income taxes	$-	$-

Investment in property, plant and equipment for the three month period ended March 31:

	2011	2010
Net book value of property, plant and equipment
January 1	$33,200	$39,203
Net book value of property, plant and equipment
March 31	-	39,203
Net decrease in property, plant and equipment	33,200	-
Write-down of property, plant and equipment	(6,396)	(3,781)
Future income taxes	-	526
Net book value of equipment held for sale	(27,500)	-
Net increase in investments before working capital items	(696)	(3,255)
Changes in working capital related to
property, plant and equipment acquisitions	(1,741)	8
Cash investment in property, plant and equipment	$(2,437)	$(3,247)

19.	Segmented information

The Company has one operating segment, which is the exploration and development of mineral properties.

20.	Risk management

Credit risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company’s credit risk is primarily attributable to cash that is held with major Canadian chartered banks.

The Company is exposed to the credit risk of Venezuelan banks, which hold cash for the Company’s Venezuelan operations. The Company limits its exposure to this risk by maintaining minimal cash balances to fund the immediate needs of its Venezuelan subsidiaries.

The Company has additional credit risk relating to value-added taxes recoverable from the Government of Venezuela.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

20.	Risk management (continued)

Currency risks

The Company continues to have activities in Venezuela, where currently there is an exchange control regime, and is exposed to currency risks from the exchange rate of the Venezuelan BsF relative to the U.S. dollar.  In addition, some of the Company’s head office operations are transacted in Canadian dollars.

The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Currency risk is derived from monetary assets and liabilities denominated in Venezuelan BsF and Canadian dollars.

The following table provides a sensitivity analysis of the positive/(negative) impact on operations as a result of a hypothetical weakening or strengthening of the Venezuelan BsF and Canadian dollar relative to the U.S. dollar:

	March 31	December 31
	2011	2010
Venezuelan BsF net monetary assets
15% increase in value	$344	$312
15% decrease in value	$(344)	$(312)

Canadian dollar net monetary liabilities
15% increase in value	$(573)	$(1,304)
15% decrease in value	$573	$1,304

Liquidity risk

The Company faces liquidity risk to the extent that it will be unable to settle liabilities as they come due.  In order to manage this risk, management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flow.  The maturities of the Company’s financial liabilities are as follows:

	1 month	1 to 3	3 months to	1 year to
		months	1 year	5 years

Current liabilities	$2,143	$3,771	$108,770	$-
Asset retirement obligations (undiscounted)	-	1,138	-	2,778
Total	$2,143	$4,909	$108,770	$2,778

Fair value

As at March 31, 2011, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and certain accrued liabilities, bank loan, demand loan payable, notes and warrants denominated in Cad$. These warrants denominated in Cad$ are measured at fair value and classified as Level 2. Accounts receivables, accounts payable and certain accrued liabilities, bank loan and demand loan payable are measured at amortized costs and their fair values approximate carrying value due to their short-term nature. The notes are classified as other financial liabilities and are measured at amortized costs.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

21.	Commitments and contingencies

Actions by Noteholders

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the Noteholders as described in Note 11. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there had been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase.

On May 26, 2011 the Company was served with a Notice of Application by certain Noteholders seeking a declaration from the court that there has been a Project Change of Control event as defined in the First Supplemental Indenture made as of December 23, 2004 which would require the Company to purchase all of the notes of each note holder who has so requested at a price equal to 102% of the principal amount of the notes, together with accrued and unpaid interest to the date of purchase.

A Project Change of Control is defined as the occurrence of any transaction as a result of which the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas project asset.

The Company believes this claim is without merit and is vigorously defending itself against this claim; however, the outcome of the claim cannot be determined at this time.

Proposed class action dismissed

The Company and certain officers and directors were named as defendants (the “Defendants”) in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit were described as investors who acquired the Company’s common shares during the period from March 27, 2006 to April 30, 2008, inclusive (the “Proposed Class Period”). The complaint alleged that the Defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company.  The complaint asserted that the Defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied.  The proposed class action sought compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated there under by each of the Defendants, and a violation of Section 20A of the Exchange Act by one of the individual Defendants.

On March 28, 2011, the court dismissed this lawsuit in its entirety and without prejudice. The court allowed the plaintiffs to file a second amended complaint if they had reason to do so in good faith within 21 days of the court order.  After the plaintiffs did not file a second amended complaint, the district court entered a final judgement closing the case on April 26, 2011.

On April 21, 2011 the plaintiffs appealed the court’s decision to dismiss the complaint. The appeal was dismissed by the United States Court of Appeals for the Second Circuit on May 24, 2011.

Claims by former employees

The Company’s subsidiaries in Venezuela have been served with statements of claims from several former employees for additional severance and health related issues for an aggregate claim of approximately $1.0 million. Management has recorded a provision based on its best estimates of amounts that may need to be paid based on the experience with cases settled to date.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

22.	Compensation of key management

Key management includes the Company’s directors and senior management team. Compensation awarded to key management included:

	Three months ended
	March 31, 2011	March 31, 2010
	$	$
Salaries and short-term employee benefits	485	378
Post-employment benefits	29	27
Stock-based compensation	-	-
Directors’ fees earned	103	100
	617	505

23.	Related party transactions

During the three month period ended March 31, 2011, the Company paid head office rent of $32 (2010 - $25) to a subsidiary of a company that retains the Chairman and Chief Executive Officer (“CEO”) of the Company as a director. In addition, in August 2009, another subsidiary of this company entered into an agreement with the Company to provide advisory services. The advisory fee included a work fee, and a success fee that was only payable on the fulfilment of certain conditions.  For the three month period ended March 31, 2011 the Company paid advisory fees of $Nil (2010 - $75), under the terms of this advisory agreement.

As at March 31, 2011, $11 (December 31, 2010: $12 and January 1, 2010: nil) was receivable from the Chairman and CEO of the Company. The entire balance was repaid subsequent to the period end.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

24.	Subsequent events
.
Action by Noteholders:

On May 26, 2010, the Company was served with a notice of application by certain Noteholders seeking a declaration from the court that there had been a project change of control event.

The Company believes this claim is without merit and is vigorously defending itself against this claim, however, the outcome cannot be determined at this time (see also notes 11 and 21).

Proposed class action:

On March 28, 2011, the Appeals Court dismissed the lawsuit in its entirety. The plaintiffs appealed and this appeal was dismissed by the Appeals Court on May 24, 2011 (see also Note 21).

AMEX – OTCQB listing:

On April 6, 2011, the Company received a delisting notice from the NYSE AMEX Exchange. The Company appealed the notice and was advised the appeal was unsuccessful. The Company plans to appeal this decision.

Effective June 7, 2011, the Company’s shares now trade on the OTCQB (symbol: CRYXF). Shares continue to trade on the TSX (symbol: KRY).

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2011 and 2010
(US$ thousands, except as noted)

24.	Subsequent events (continued)

Handover of Las Cristinas:

On April 5, 2011, Crystallex and the CVG signed a Certificate of Delivery to finalize the handover of Las Cristinas to the CVG in accordance with Venezuelan law.

Document 2

Management’s Discussion and Analysis
For the Three Month Period Ended March 31, 2011

Management’s Discussion and Analysis

Table of Contents

Special Note Regarding Forward Looking Statements	1

Cautionary Note to U.S. Investors	1

General	2

Overview	2

Summary of Quarterly Results (Unaudited)	4

Results of Continuing Operations	4

General and Administrative Expenses	5

Litigation Expenses	5

Write-down of the Carrying Value of Las Cristinas, Provision for VAT and Future Income Tax Recovery	5

Losses on Write-down and Sale of Mining Equipment	5

Interest on Notes Payable	6

Interest on Demand Loan and Promissory Note	6

Foreign Currency Exchange Gain	6

Las Cristinas Expense	6

Las Cristinas Withdrawal Expense	6

Liquidity and Capital Resources	6

Cash and Cash Equivalents	7

Cash Used in Operating Activities	7

Investing Activities	7

Financing Activities	7

Contractual Obligations and Commitments	7

Off-Balance Sheet Arrangements	8

Related Party and Other Transactions	8

Venezuelan Operations	8

Legal Proceedings	9

Critical Accounting Estimates and Uncertainties	10

International Financial Reporting Standards	12

Outstanding Share Data	13

Disclosure Controls and Internal Control over Financial Reporting	13

Risk Factors	14

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, political and foreign risk, uninsurable risks, competition, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of this MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

The terms "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Crystallex International Corporation
Three Month Period Ended March 31, 2011

1

General

This Management’s Discussion and Analysis (“MD&A”) of Crystallex International Corporation (“Crystallex” or the “Company”) provides an analysis of the Company’s unaudited interim consolidated financial statements and the related notes as at and for the three months ended March 31, 2011. This MD&A should be read in conjunction with those unaudited interim consolidated financial statements as well as the annual audited consolidated financial statements of the Company and the related annual MD&A for the year ended December 31, 2010.

The Company prepares its consolidated financial statements in United States (“U.S.”) dollars. Effective the first quarter of 2011, the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The comparative financial information of 2010 in this Management Discussion and Analysis has also been restated to conform to IFRS. This Management Discussion and Analysis should be read with Note 4 “Transition to IFRS” to the unaudited interim consolidated financial statements.

This MD&A was prepared on June 14, 2011. The Company’s public filings, including its most recent Financial Statements and Annual Information Form, can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.crystallex.com.

The Company’s common shares are traded on the Toronto Stock Exchange (symbol: KRY).

Overview

Crystallex is a Canadian-based mining company with a focus on acquiring, exploring, developing and operating mining projects.  Crystallex has successfully operated an open pit gold mine in Uruguay and developed and operated three gold mines and a milling operation in Venezuela.  Since the signing of a Mine Operating Contract (the “MOC”) in September 2002 with the Corporacion Venezolana de Guayana (the “CVG”), which granted Crystallex exclusive rights to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela, the Company has worked vigorously to bring the Las Cristinas Project to development. On February 3, 2011, the MOC was unilaterally terminated by the CVG, despite the CVG confirming the validity of the MOC in August 2010. The Company believes there is no justification for this unilateral rescission under Venezuelan or International law. Following the termination of the MOC, on February 16, 2011, the Company filed a Request for Arbitration (“Arbitration Request”) before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against the Bolivarian Republic of Venezuela (“Venezuela”) pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. The Arbitration Request was registered by ICSID on March 9, 2011. The next step in the arbitration process, constitution of the arbitral Tribunal is currently underway. (see Legal Proceedings – Arbitration).

The Company completed all of the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”) while maintaining compliance with the terms of the MOC. Notwithstanding the Company’s fulfilment of the requisite conditions, Venezuela’s approval of the Environmental Impact Study and assurances that the Permit would be issued, in April 2008, MinAmb denied the Company’s request for the Permit. The Company appealed the Permit denial and did not receive a response from MinAmb.

Crystallex is now seeking the restitution by Venezuela of its investments, including the MOC, and the issuance of the Permit and compensation for interim losses suffered, or, alternatively full compensation for the value of its investment in an amount in excess of US$3.8 billion.

The Company’s immediate objectives are to (1) diligently pursue the arbitration claim, while seeking settlement alternatives with Venezuela; (2) sell the remaining Las Cristinas project equipment, recorded on the balance sheet at its net realizable value of $27.5 million; (3) negotiate to restructure the Company’s senior unsecured $100 million of Notes (“the Notes”) due in December 2011; and (4) pursue alternate financing; and (5) evaluate and pursue opportunities in the mining sector.

Crystallex’s senior management team and Directors will have an instrumental role in executing these objectives. Their historical knowledge of the Las Cristinas project is vitally important to successfully advancing the arbitration

Crystallex International Corporation
Three Month Period Ended March 31, 2011

2

claim, while their mining and finance experience are critical for identifying and evaluating new opportunities in the mining sector.

The Company is currently negotiating a restructuring of the Notes with various significant Noteholders (“the Noteholders”), while concurrently pursuing refinancing opportunities with other parties.  There are no assurances that these discussions will be successful.

On May 27, 2011, the Company was served with a Notice of Application by certain holders of the Notes. The Noteholders are seeking a declaration from the Court that there has been a "Project Change of Control". If successful, the Company would be required to purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase. The Company has previously successfully defended multiple actions by the Noteholders and it intends to vigorously defend this application as well, (refer to Legal Proceedings – Prior Noteholder Claims).

On June 1, 2011, the Company was advised by the NYSE Amex that its Appeal of the Exchange’s delisting determination was denied. Crystallex has the right to appeal this decision to the full Committee on Securities, within 15 calendar days, which it intends to do. The NYSE Amex has suspended trading of Crystallex shares on the NYSE Amex while the Appeal is ongoing. The Company’s shares continue to trade on the TSX Exchange and now also trade on the OTCQB.

Crystallex International Corporation
Three Month Period Ended March 31, 2011

3

Summary of Quarterly Results (Unaudited)

US$,000 except per share	2011	2010
	Q1	Q4	Q3	Q2
Net loss and comprehensive loss	(14,955)	(14,969)	(6,326)	(13,142)
Write-down of Las Cristinas	(696)	(1,716)	(3,150)	(4,064)
Provision for value-added taxes recoverable	(27)	(89)	(146)	(1,936)
Loss on write-down of equipment	(5,700)	(6,389)	-	-
Gain on revaluation of warrants	379	1,167	3,050	41
Loss per share – Basic and diluted	(0.04)	(0.04)	(0.02)	(0.04)

US$,000 except per share	2010	2009
	Q1	Q4(a)	Q3(a)	Q2(a)
Loss from continuing operations	-	(281,417)	(19,889)	(6,319)
Loss from discontinued operations	-	(406)	(229)	(431)
Loss after discontinued operations	-	(281,823)	(20,118)	(6,750)
Net loss and comprehensive loss	(8,199)	-	-	-
Write-down of Las Cristinas included in loss from continuing operations	(3,610)	(297,069)	-	-
Gain on revaluation of warrants	1,214	-	-	-
Future income tax recovery	-	17,459	-	-
Unrealized gain (loss) on translation of future income taxes included in (loss) income from continuing operations	-	1,659	(3,298)	679
Gain (loss) on write-down of equipment sold and held for sale included in loss from continuing operations	-	1,968	(10,263)	-
Loss per share from continuing operations – Basic and diluted	-	(0.95)	(0.07)	(0.02)
Loss per share – Basic and diluted	(0.03)	(0.96)	(0.07)	(0.02)

(a) The financial results for the periods ending prior to January 1, 2010 have not been restated in accordance with IFRS.

Crystallex International Corporation
Three Month Period Ended March 31, 2011

4

Results of Continuing Operations

The Company recorded losses of $15.0 million ($(0.04) per share) and $8.2 million ($(0.03) per share) for the three month period ended March 31, 2011 and 2010 respectively. The increased loss of $6.8 million is primarily attributable to a larger write-down of property, plant and equipment of $6.4 million in 2011 as compared to $3.6 million in 2010, expenditures on Las Cristinas (following the February 3, 2011 termination of the MOC Las Cristinas expenses are no longer capitalized) of $1.1 million as compared to $nil in 2010, withdrawal costs for Las Cristinas of $0.6 million in 2011 as compared to $nil in 2010, an increase in general and administrative expenses to $3.8 million in 2011 as compared to $2.6 million in 2010 and by a decrease in the gain on revaluation of warrants from $1.2 million in 2010 to $0.4 million in 2011.

General and Administrative Expenses

General and administrative expenses increased by $1.3 million to $3.8 million for the three month period ended March 31, 2011 (2010 - $2.6 million). Legal expenditures accounted for $0.6 million of the increase, largely related to advancing the Company’s arbitration claim.  The balance of the increase was attributable to employee severance claims in Venezuela, non-cash stock-based compensation and other expenses.

The Company expects to incur significant costs in the future related to its arbitration claim against Venezuela.

Litigation Expenses

The Company did not incur significant litigation costs in the first quarter of 2011 as the Court of Appeal dismissed the Noteholder’s claim in the second quarter of 2010. There was no activity on the class action suit in the first quarter of 2011.

Write-down of the Carrying Value of Las Cristinas, Provision for VAT and Future Income Tax Recovery

At December 31, 2009, it was determined that the uncertainty regarding the receipt of the permit for Las Cristinas had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project.  Accordingly, the Company recorded a non-cash write-down of $297.1 million relating to all Las Cristinas mineral property costs, except the carrying value of the remaining mining equipment. The accumulated non-cash write-down on Las Cristinas resulted in the reversal of future income tax liabilities of $17.5 million as at December 31, 2009 relating to temporary differences between book and tax values previously recorded.

The Company continued to perform impairment assessments at the end of each quarter in 2010 and for similar reasons to those indicated above, the Company recorded non-cash write-downs totalling $12.5 million in 2010. In the first quarter of 2011, the Company recorded an additional write-down of $696 thousand bringing the cumulative write-down to $310.3 million. As a result of the cancellation of the MOC no further write-downs against Las Cristinas were recorded, as all costs associated with Las Cristinas in February and March of 2011 were expensed directly in the income statement. In addition, the Company recorded a provision of $2.2 million against Venezuelan value-added taxes recoverable (“VAT”) from cumulative expenditures incurred on Las Cristinas. This provision was recorded as this VAT was only recoverable from future operations at Las Cristinas which could not be transferred or assigned. These write-downs of the Las Cristinas project are based on accounting principles only, and are thus without prejudice to the legal qualifications that the Venezuelan measures may be given under Venezuelan or International law (including the Treaty).

The Company’s main focus since receiving the MOC from the CVG in September, 2002, was the development of Las Cristinas. The Company incurred costs such as, interest on the Notes and general and administrative costs which have not been capitalized on the Las Cristinas Project for accounting purposes. Accordingly, the write-downs relate only to the direct costs capitalized for accounting purposes and do not include the indirect costs which have been expensed by the Company in its pursuit of the development of Las Cristinas.

Losses on Write-down and Sale of Mining Equipment
During 2009, the Company sold generic mining equipment for net proceeds of $12.4 million, which originally cost $19.4 million.

Crystallex International Corporation
Three Month Period Ended March 31, 2011

5

In April 2010, the Company sold additional equipment for $2.8 million (after receiving an advance of $0.9 million in December 2009).  This equipment had a net book value of $4.4 million; however, at December 31, 2009, the Company recorded a write-down of $1.2 million based on estimated net realizable value of $3.2 million.

At December 31, 2010, the Company wrote down the value of its remaining equipment by $6.4 million to a net realizable value of $33.2 million and at March 31, 2011, recorded a further write-down of $5.7 million, reducing the net realizable value to $27.5 million.  Fair value less costs to sell was determined based on a range of estimated proceeds expected to arise from the sale of the equipment.

Upon the unilateral cancellation of the MOC by the CVG in February 2011, the Company commenced a process to sell its remaining mining equipment.

Interest on Notes Payable

Interest expense on the Notes was $3.5 million in 2011 and $3.4 million in 2010. An interest payment of $4.7 million was made in January 2011 on the Notes which bear interest at 9.375% per annum. Interest is payable semi-annually in January and July. Interest expense on the Notes also includes amortization of debt transaction costs related to this debt and non-cash interest accretion of $1.2 million in 2011 and $1.1 million in 2010 as the Notes were originally derived from a financial instrument that contained both liability and equity components.

Interest on Demand Loan and Promissory Note

Interest expense on the demand loan was $37 thousand in the first quarter of 2011 as compared to $0.1 million in the corresponding quarter of 2010.

Foreign Currency Exchange Gain

The Company recorded foreign currency exchange gains of $0.2 million in 2011 as compared to a loss of $43 thousand in 2010, mainly as a result of fluctuations in the value of CAD$ held.

Las Cristinas Expense

With the unilateral termination of the MOC on February 3, 1011, the Company discontinued the capitalization of costs for the Las Cristinas project at the end of January 2011. For the months of February and March 2011, costs for Las Cristinas were directly expensed on the income statement. Expenditures on Las Cristinas for the three month period ended March 31, 2011 were $1.1 million (2010 - $nil as costs were capitalized for this period in 2010).

Las Cristinas Withdrawal Expense

The Company withdrew from the Las Cristinas site effective March 31, 2011 following the termination of the MOC and transferred the property to the CVG.

Costs associated with the hand-over and transfer to the CVG totalled $0.6 million and were expensed directly in the statement of loss and comprehensive loss.

Liquidity and Capital Resources

The Company expects to continue to incur operating losses throughout the period of pursuing its arbitration claim.

The Company estimates that its existing cash and cash equivalents, together with expected proceeds from equipment sales will enable it to meet its obligations and budgeted expenditures during 2011; however, without a restructuring or refinancing, the Company will not be able to repay the $100 million of Notes due December 2011.

The Company is currently in negotiations with significant holders of the Notes regarding a restructuring of the Notes.  Additionally, the Company is pursuing alternate financing to refinance the Notes. There can be no assurances that the refinancing efforts will be successful or that financing will be available to the Company on acceptable terms, or at all.

Crystallex International Corporation
Three Month Period Ended March 31, 2011

6

Cash and Cash Equivalents

On March 31, 2011, the Company had cash and cash equivalents of $8.0 million compared to $16.1 million on December 31, 2010. The change in the cash and cash equivalents balance during 2011 is reconciled as follows ($ millions):

Cash, December 31, 2010	$16.1

Cash used in operating activities	(6.5)
Capital expenditures – Las Cristinas	(2.4)
Proceeds from bank loan in Venezuela	0.7
Effects of foreign currency exchange rate fluctuations on cash	0.1
(8.1)

Cash and cash equivalents, March 31, 2011	$8.0

Cash Used in Operating Activities

Cash used in operating activities from continuing operations in the first quarter of 2011 was $6.5 million compared to $6.6 million used in the comparable quarter of 2010.

Cash used in the first quarter of 2011 and 2010 was largely attributable to corporate general and administrative expenses (net of non-cash stock-based compensation in both years); and cash interest payments of $4.7 million (2010 - $4.7 million).

Investing Activities

Cash used for capital expenditures for the Las Cristinas Project was $2.4 million in 2011 compared to $3.2 in the corresponding quarter of 2010.

The majority of the expenditures in both periods represent ongoing costs for administering, securing and maintaining control over the Las Cristinas camp and storage costs for long lead time equipment stored outside of Venezuela.

Financing Activities

During the period ended March 31, 2011, the Company increased its Venezuelan bank loan by $0.7 million (3.0 million BsF) to $1.6 million (7.0 million BsF). There were no outstanding bank loans during the three month period ended March 31, 2010.

Contractual Obligations and Commitments

The Company’s significant contractual obligations and commitments, as at March 31, 2011, are tabled below:
(in $millions)
Millions	Less than 1 month	1 - 3 months	3 months to 1 Year	1 year to 5 Years	Total
Debt	$-	$1.6	$102.5	$-	$104.1
Interest on notes payable	-	-	8.8	-	8.8
Asset retirement obligations	-	-	1.1	2.8	3.9
Total contractual obligations	$-	$1.6	$112.4	$2.8	$116.8

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Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with special purpose entities.

Related Party and Other Transactions

For the three month period ended March 31, 2011, the Company paid head office rent of $32 thousand (2010 - $25 thousand) to a subsidiary of Sunwah International Limited (previously Kingsway International Holdings Limited), a company that retains the Chairman and Chief Executive Officer of the Company as a director. In addition, in August 2009, another subsidiary of Sunwah International Limited entered into an agreement with the Company to provide advisory services. The advisory fee included a work fee, and a success fee which only became payable upon the fulfilment of certain conditions.  For the three month period ended March 31, 2011, the Company paid advisory fees of $nil (2010 - $125 thousand) under the terms of this advisory agreement.  The Sunwah advisory agreement terminated on December 31, 2010; however, for a period of one year after the termination date, the success fee is payable if certain conditions are met.

As at March 31, 2011, $11 thousand (2010 - $12) was receivable from the Chairman and CEO of the Company. The receivable was repaid subsequent to the period end.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

Venezuelan Operations

In the third quarter of 2007, Crystallex changed the rate it used to translate its Venezuelan subsidiaries’ transactions and balances from the official exchange rate of 2.15 Venezuelan bolivar fuerte (“BsF”) to 1 US dollar, to the parallel exchange rate.  This was done due to the increasing spread between the official exchange rate and the parallel exchange rate.

The Venezuelan subsidiaries have a US dollar functional currency. As a result of the US dollar functional currency, monetary assets and liabilities denominated in BsF give rise to income or expense for changes in value associated with foreign currency exchange rate fluctuations against the US dollar.

On January 11, 2010, the Venezuelan government devalued the BsF and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 BsF per US dollar to 2.60 for essential goods and 4.30 for non-essential goods and services. The 2.60 exchange rate for essential goods has since been eliminated.

On May 17, 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market.  Therefore, continued use of the parallel rate for BsF denominated transactions is no longer acceptable.

On June 9, 2010, the Venezuelan government enacted additional reforms to its exchange control regulations and introduced a newly regulated foreign currency exchange system; Sistema de Transacciones con Titulos en Moneda Extranjera (“SITME”), which is controlled by the Central Bank of Venezuela (“BCV”). The SITME imposes volume restrictions on the conversion of BsF to US dollar, currently limiting such activity to a maximum equivalent of US$350 thousand per month.

As a result of the enactment of the reforms to the exchange control regulations, the Venezuelan subsidiaries did not meet the requirements to use the SITME to convert US dollars to BsF as at June 30, 2010. Accordingly, the Company changed the rate used to re-measure BsF-denominated transactions from the parallel exchange rate to the official rate specified by the BCV, which was fixed at 4.30 BsF per US dollar on June 30, 2010.

Venezuelan subsidiaries had approximately $2.6 million of net monetary assets denominated in BsF as at March 31, 2011. For every $1 million of net monetary assets denominated in BsF, a 15% increase/(decrease) in the foreign currency exchange rate would (decrease)/increase the Company’s loss by approximately $0.2 million.

The El Callao mining activities ceased as at September 30, 2008. The Company continues to incur expenditures for maintaining a very small office at El Callao to oversee the closure plans for past mining activities and for the

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Three Month Period Ended March 31, 2011

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process of transferring a number of mining concessions back to Venezuela.  The Company has transferred the Tomi and La Victoria mining concessions to Minerven, a Venezuelan state controlled mining company, and is currently reviewing its reclamation obligations with MinAmb and MIBAM.

Effective March 31, 2011, the Company withdrew from the Las Cristinas site and transferred the property to the CVG. The costs associated with the withdrawal, including severance and termination costs have been accrued at March 31, 2011.

Legal Proceedings

Arbitration

On February 16, 2011, the Company filed the Arbitration Request before ICSID against Venezuela pursuant to the Treaty. The arbitration has been commenced as a result of the failure of the Government of Venezuela to grant the Permit for the Las Cristinas project, despite Crystallex’s fulfilment of all conditions established by Venezuela, and the arbitrary unilateral termination of the MOC.  The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. Crystallex is seeking the restitution by Venezuela of Crystallex’s investments, including the MOC, and the issuance of the Permit and compensation for interim losses suffered, or, alternatively, full compensation for the value of its investment in an amount in excess of US$3.8 billion.

As a precondition for initiating an arbitration under the Treaty, the Company notified Venezuela that it has waived its right to commence or continue any other proceedings in relation to the measures that are alleged to be in breach of the Treaty before the courts or tribunals of Venezuela or in a dispute settlement procedure of any kind, including the Appeal.

On March 9, 2011 the Arbitration Request was registered by the Secretary-General of ICSID. The next step in the arbitration process is the constitution of a Tribunal which will establish among other things the procedural calendar for the Arbitration. The Arbitration procedure allows for the Company’s filing of its written submission and accompanying evidence; a response from Venezuela and accompanying evidence; oral hearings and a written reasoned decision by the Tribunal which could in certain circumstances be contested by either party. This process can last a number of years in the absence of a negotiated settlement with Venezuela.

Noteholders’ claim

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the holders of the $100 million unsecured Notes. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there had been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested, together with accrued and unpaid interest to the date of purchase.

A "Project Change of Control" is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas project asset.

On December 16, 2009, the Ontario Superior Court of Justice dismissed all of the Noteholders’ claims against Crystallex and ordered the Noteholders to pay Crystallex its costs incurred with respect to the Application. In detailed reasons, the court held that Crystallex and its Board acted reasonably and in accordance with its obligations to all stakeholders including the Noteholders. The Noteholders appealed this decision, which was heard in late April 2010.

On May 9, 2010, the Court of Appeal for Ontario dismissed the Noteholders’ appeal and awarded costs to Crystallex.

On May 11, 2010, the Company was served with a statement of claim by the trustee for the Noteholders seeking indemnification of costs.

On June 16, 2010, the Company and the trustee agreed to a cost settlement to Crystallex of $0.8 million on account of Crystallex’s costs in defending the litigation. That payment was effected by netting against the July 15,

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2010 semi-annual interest payment on the Notes. The Noteholders also signed a release against the Company and its directors at the same time.

On May 26, 2011, the Company was served with a Notice of Application by certain holders of the Notes. The Noteholders are seeking a declaration from the Court that there has been a "Project Change of Control" event as defined in the First Supplemental Indenture made as of December 23, 2004 thereby requiring Crystallex to purchase all of the notes of each note holder who has so requested at a price equal to 102% of the principal amount of the notes, together with accrued and unpaid interest to the date of purchase.

Proposed class action dismissed

The Company and certain officers and directors were named as defendants (the “Defendants”) in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit were described as investors who acquired the Company’s common shares during the period from March 27, 2006 to April 30, 2008, inclusive (the “Proposed Class Period”). The complaint alleged that the Defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company.  The complaint asserted that the Defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied.  The proposed class action sought compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the Defendants, and a violation of Section 20A of the Exchange Act by one of the individual Defendants.

On March 28, 2011, the court dismissed this lawsuit in its entirety and without prejudice. The court allowed the plaintiffs to file a second amended complaint if they had reason to do so in good faith within 21 days of the court order. After the plaintiffs did not file a second amended complaint, the district court entered a final judgement closing the case on April 26, 2011.

On April 21, 2011 the plaintiffs appealed the court’s decision to dismiss the complaint. This appeal was dismissed by the United States Court of Appeals for the Second Circuit on May 24, 2011.

Claims by former employees

The Company’s subsidiaries in Venezuela have been served with statements of claim from several former employees for additional severance and health related issues for an aggregate claim of approximately $1.0 million. The Company has recorded a provision based on its best estimates of amounts that may need to be paid based on the experience with cases settled to date.

Critical Accounting Estimates and Uncertainties

In preparing financial statements in accordance with International Financial Reporting Standards (“IFRS”), management is required to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company’s interim consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

As the Company has prepared its financial statements for the first quarter of 2011 using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that are not included in the Company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) have been included in the interim consolidated financial statements of the first quarter of 2011 for the comparative periods.

The consolidated interim financial statements for the first quarter of 2011 should be read in conjunction with the Company’s 2010 annual financial statements prepared in accordance with Canadian GAAP and in consideration of the IFRS transition disclosures included in Note 4 to the interim consolidated financial statements for the first

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quarter of 2011 and the additional disclosures included therein, including the Significant Accounting Policies described in Note 3.

The critical accounting estimates and uncertainties are as follows:

Going concern basis of accounting

As at March 31, 2011, the Company had negative working capital of $73.7 million, including cash and cash equivalents of $8.0 million. Management estimates that the existing cash and cash equivalents, without receipt of additional sources of financing, will not be sufficient to meet the Company’s obligations and budgeted expenditures during 2011 including the July 15, 2011 semi-annual interest and the principal amount of the $100 million notes payable (the “Notes”) due on December 23, 2011. The unilateral cancellation of the MOC by CVG and the subsequent arbitration claim may impact on the Company’s ability to raise financing. These material uncertainties raise substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, as to the appropriateness of the use of accounting principles applicable to a going concern.
The Company has commenced a process to sell its remaining equipment currently held in storage. If this equipment is sold for proceeds approximating carrying value, management projects that such funds would be sufficient to fund ongoing operations, including the July interest payment, up to December 2011 when the Notes are due. There are, however, no assurances that the sale process will be successful and if it is successful there are no assurances as to the amount or timing of any potential proceeds.

The Company is in discussions with the Noteholders to restructure the Notes. There are no assurances that such discussions will be successful, and if the Company is not successful in this initiative, then the Company will need to raise substantial additional funds to repay the Notes.  Despite the financings that have been completed by the Company, it has limited access to financial resources as a direct result of the unilateral cancellation of the MOC and there is no assurance that sufficient additional financing will be available to the Company on acceptable terms, or at all, as a consequence of the Government of Venezuela’s conduct.  Failure to restructure the Notes or obtain such additional financing could result in the Company defaulting on its debt repayments.

The Company’s interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

Assessment of impairment of Las Cristinas mineral property and value-added taxes

The Company periodically evaluates the recoverability of the net carrying value of its long-lived assets or when events or changes in circumstances indicate that their carrying values may not be recoverable.

The Company previously determined that, among other things, the uncertainty regarding the Permit had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project and on recoverability of the carrying value of the asset.

The Company recorded an accumulated non-cash write-down totalling $310.3 million as a result of impairment assessments conducted on Las Cristinas from December 31, 2009 to January 31, 2011. Following the unilateral cancellation of the MOC, the Company ceased capitalizing expenditures related to Las Cristinas. In addition, the Company recorded a provision of $2.2 million against Venezuelan value-added taxes recoverable from cumulative expenditures incurred on Las Cristinas.

These write-downs of the Las Cristinas Project are based on accounting principles only, and are thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law (including the Treaty).

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Write-down of equipment to estimated net realizable value

The Company has commenced the process of selling its remaining equipment and as at March 31, 2011 recorded this equipment at estimated fair value, less costs to sell, of $27.5 million. There can be no assurance that the Company will obtain this estimated net realizable value.

Asset retirement obligations

Mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company has recorded asset retirement obligations related to its former El Callao operations, and for the quarter ended March 31, 2011 a provision was set up for Las Cristinas.

Significant judgments and estimates have been made in determining the nature and costs associated with these obligations. Changes in the underlying assumptions used to estimate these obligations as well as changes to environmental laws and regulations could cause material changes in the expected cost and the fair value of these obligations.

Income taxes

In determining both the current and deferred components of income taxes, the Company interprets tax legislation in a variety of jurisdictions as well as makes assumptions as to the expected time of the reversal of future tax assets and liabilities. If the interpretations or assumptions differ from the tax authorities, or if the timing of the reversal is not properly anticipated, the provision for or relief of taxes could increase or decrease in future periods.

Financial instruments and fair values

At March 31, 2011, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank loan, demand loan payable, notes payable and warrants denominated in CAD$. These warrants denominated in CAD$ are measured at fair value with any changes recognized through the statement of loss and comprehensive loss and are classified as Level 2. Accounts receivable, accounts payable and accrued liabilities, bank loan and demand loan payable are measured at amortized cost and their fair values approximate carrying values due to their short-term nature.  The Notes are classified as other financial liabilities and are measured at amortized cost.

International Financial Reporting Standards

Transition to IFRS

On transition to IFRS from Canadian GAAP, the adjustments at transition were:

-	Cumulative Translation Account - the balance was transferred to deficit and the account reset to nil. As a result the Accumulated Other Comprehensive Loss balance was reduced to nil.

-	Warrants - certain warrants are required to be accounted for as Derivative Liabilities and valued at each reporting period on a mark to market basis.

-
Discontinued Operations – the criteria used to determine the classification of a discontinued operation differs under IFRS. Accounts previously reported as discontinued operations have been reclassified with like items.

-
Asset Retirement Obligations – the methodology used to determine the obligation differs from that previously required under Canadian GAAP. The result is a reduction in the opening deficit and an increase in the liability at transition.

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Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at June 14, 2011, are tabled below:

Common Shares Issued	364,817,719
Common Share Options	18,371,633
Warrants	66,695,000

Fully Diluted Common Shares	449,884,352

Disclosure Controls and Internal Control over Financial Reporting

Disclosure controls and procedures

The Company maintains disclosure controls and procedures which are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified by regulations. The Company performed an evaluation, under the supervision and participation of management, including the Chief Executive Officer and President, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and President concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2011 due to the reasons described in “Internal control over financial reporting.” The steps taken by management of the Company to address each of these areas of weakness are also described under the heading “Management’s plans to remediate material weaknesses”.

Internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As of March 31, 2011, Management evaluated the Company’s internal control over financial reporting (“ICFR”), as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators.
Management has evaluated the effectiveness of the Company’s internal control over financial reporting as at March 31, 2011 based on the criteria set forth in “Internal Control–Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

During the audit of the Company’s financial statements for the year ended December 31, 2010, which was concluded on March 31, 2011, the Company had identified the following material weaknesses:

(a)
Information and communication: The Company does not have a defined process to ensure all relevant events and obligations arising in Venezuela, including the details of contracts and other arrangements, are provided in a complete, accurate and timely manner to those responsible for the financial reporting function.

(b)	Delegation of authority: The Company does not have a comprehensive defined authority structure or framework to specify the thresholds for those acting on behalf of the Company.

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Either of these material weaknesses could result in a material misstatement to the Company’s annual consolidated financial statements that would not be prevented or detected. Material weakness (b) noted above could also result in the unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

As a result of the material weaknesses identified as at December 31, 2010 and not yet fully remediated, Management has concluded that, as at March 31, 2011, the Company’s internal control over financial reporting was not effective.

Management’s plans to remediate material weaknesses

To remediate the material weaknesses in the Company’s internal control over financial reporting, Management is designing additional controls to specifically augment those controls relating to information and communication. Management is redesigning the existing authority structure or framework, which specifies the thresholds for those acting on behalf of the Company in approving transactions relating to engineering, procurement and construction management transactions to include all transactions.

Management has initiated a number of process changes to remediate the material weaknesses, however, the redesign of controls is not yet complete. Verification of the effectiveness of the changes to internal controls will take place throughout the year.

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2010 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

International arbitration against Venezuela

On February 16, 2011, the Company filed the Arbitration Request under the Additional Facility Rules of ICSID against Venezuela.  The Arbitration Request was registered by the Secretary General of ICSID on March 9, 2011. The arbitration, pursuant to the Treaty, was commenced by the Company following the Venezuelan Government’s failure to grant the Permit and the subsequent unlawful termination on February 3, 2011 of the Las Cristinas MOC.

The Company’s claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. The Company is seeking restitution by Venezuela of the Company’s investments, including the MOC, the issuance of the Permit to develop Las Cristinas and compensation for interim losses suffered, or alternatively full compensation for the value of its investment in excess of US$3.8 billion. The arbitration claim is the Company’s principal focus at this time as it has no other projects.

The Company cannot provide assurances as to the outcome of the arbitration process, which can last a number of years and can be costly.

Political and economic uncertainty in Venezuela

The Company’s international arbitration claim is against the Government of Venezuela.  Should the Company be successful in winning an award of compensation to be paid by the Government of Venezuela, the Company cannot provide any assurance that it would be able to collect an award of compensation which would materially adversely affect the Company.

Should Crystallex obtain the restitution of the MOC and the grant of the Permit to allow development activities at Las Cristinas pursuant to an arbitral award, then the Company may face a number of political, economic and regulatory risks in Venezuela.

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Three Month Period Ended March 31, 2011

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Additional funding requirements

The Company will need to raise additional funds to service its debt (including paying interest on the Notes and repaying the demand loan), to pursue international arbitration and for general working capital.  The Company is currently in the process of selling equipment held in storage and, if all the equipment is sold, the Company expects to receive sufficient proceeds to fund interest payments, litigation and general working capital.  There are however, no assurances that the proceeds of equipment sales will be sufficient to cover these expenses and the timing of the receipt of sales proceeds is uncertain.

The Company is in discussions with the Noteholders to refinance or restructure the Notes. If the Company is not successful in this initiative, then the Company will need to raise substantial additional funds to repay the Notes.  Despite the financings that have been completed by the Company, the Company has limited access to financial resources as a direct result of the cancellation of the MOC and there is a risk that sufficient additional financing may not be available to the Company on acceptable terms, or at all, as a consequence of the Government of Venezuela’s conduct.  Failure to obtain such additional financing could result in the Company defaulting on its debt repayments.

Environmental regulation and liability

The Company is no longer engaged in operating activities at its former properties near El Callao in Venezuela and has transferred ownership of the processing facility and El Callao mining concessions to the Government of Venezuela. The Company has environmental reclamation obligations related to its previous mining and processing operations on the El Callao concessions.  The scope of the reclamation work required to be undertaken by the Company on the El Callao concessions has yet to be determined as the Government of Venezuela may continue with mining or other activities on the concessions.

The reclamation activities are subject to laws and regulations controlling the environment.  Environmental legislation may change and result in greater reclamation costs than the Company currently estimates. In general, environmental legislation is evolving towards stricter standards, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees.  Future environmental legislation could cause additional expense the extent of which cannot be predicted.

The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.

Currency fluctuations

The Company’s functional and reporting currency is the U.S. dollar. A significant portion of the Company’s operating and capital expenditures are in Venezuelan BsF and Canadian dollars. Fluctuations in exchange rates between the U.S. dollar and both the BsF and Canadian dollar, either favourable or unfavourable, could have a material impact on the results of operations and financial position.

Operating losses are expected to continue in the near future

The Company expects that it will continue to incur losses and there can be no assurance that the Company will become profitable in the near future.

Potential dilution

As at June 14, 2011, the Company had outstanding options to purchase 18,371,633 common shares of the Company and warrants to purchase 66,695,000 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional stock options and warrants or additional common shares from time to time in the future. Furthermore, in connection with any successful future financings, any refinancing of the Notes or in connection with the restructuring of the Notes, the Company may issue additional securities.  If it does so, the ownership interest of the Company’s then current shareholders would be further diluted.

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Three Month Period Ended March 31, 2011

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Common share price volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;
•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
•	changes in recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
•	changes in general economic conditions;
•	the arrival or departure of key personnel;
•	significant global economic events;
•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and
•	outcomes of litigation.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Dependence on key employees

The Company’s business is dependent on retaining the services of a small number of key management personnel and directors, in particular those who possess important historical knowledge of Las Cristinas relevant to the arbitration claim. The loss of key personnel and/or directors could have a material adverse effect on future operations of the Company.

Credit and market risks

The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices.  Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that a counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents include deposits with Schedule 1 Canadian banks, denominated in U.S. dollars. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the  Servicio Nacional Integrado de Administracion Tributaria (SENIAT - Venezuelan Tax Department).

Enforcement by investors of civil liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers named in the 2010 Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors or officers, judgments obtained in U.S. courts. The Company believes that a monetary judgment of a Canadian court

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predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes, but this area of the law is not free from doubt and there is a risk that such a judgment will not be enforceable.

No payment of cash dividends in the near future

The Company intends to retain cash to finance its arbitration claim, to service debt and for working capital, including pursuing other business opportunities.  The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will be made entirely in the discretion of the board of directors and shall be dependent on factors such as earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares and the underlying commodities markets.

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Document 3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Robert Fung, Chief Executive Officer of Crystallex International Corporation certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Crystallex International Corporation (the “issuer”) for the interim period ended March 31, 2011 .

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

A.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

	I.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control - Integrated Control published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2 ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

A.	a description of the material weakness;

B.	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

C.	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2011 and ended on March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:

/s/ Robert Fung
Robert Fung
Chief Executive Officer

Document 4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Robert Crombie, President of Crystallex International Corporation, certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Crystallex International Corporation (the “issuer”) for the interim period ended March 31, 2011 .

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

A.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

	I.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control - Integrated Control published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2 ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

A.	a description of the material weakness;

B.	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

C.	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2011 and ended on March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:

/s/ Robert Crombie
Robert Crombie
President Acting in Capacity of Chief Financial Officer

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	June 14, 2011	By:	/s/ Robert Crombie
			Name:	Robert Crombie
			Title:	President